Exhibit 99.2

ASX ANNOUNCEMENT
12 May, 2026
Updated NAL expansion scoping study
defines faster growth and lower costs

North American lithium producer Elevra Lithium Limited (“Elevra or Company”) (ASX:ELV; NASDAQ:ELVR) announced today the outcomes of an Updated Scoping Study for expansion of the existing North American Lithium (NAL) mine. Relative to the study from 15 September 20251 this study delivers additional annual concentrate production two years faster than originally planned, similar unit operating costs and unchanged total capital expenditure of US$270 million.

Highlights

•
Process plant design feed rate increased to the permitted average annual 4,500 tonnes per day (tpd) in Stage 1 and 6,500 tpd in Stage 2; average Life of Mine (LOM) recovery of 71.2%; spodumene concentrate at grade of 5.4% Li2O.

•
The updated Scoping Study improves the incremental post-tax NPV(8%) of the expansion project from C$479M (US$355M)[1] in the previous study[1] to C$969M (US$718M)[2] or a 102% increase. Approximately 51% of the increase in post-tax NPV is attributable to staging/throughput and other assumption changes while 49% is attributable to the increase in Li2O price from the previous study.

•	The expansion project provides a total NAL project post-tax NPV(8%) of C$3,112M (US$2,305M)[2], with a post-tax IRR of 41.8% and payback of 25 months.

•	The expanded production rate is increased to 338 thousand tonnes per annum (ktpa) (nominal SC5.4, post ramp up), up from 315 ktpa in the prior scoping study[1].

•	Average LOM C1 unit cost of C$847/t (US$628/t)[2] and AISC of C$922/t (US$683/t)[2] once the expansion is fully operational similar to the prior study[1].

•	Stage 1 CAPEX of C$96M (US$71M)[2]; Stage 2 CAPEX of C$81M (US$60M)[2]; Stage 3 CAPEX of C$188M (US$139M)[2]. Total CAPEX of C$366M, (US$270M)[2].

•	Stage 1 incremental production ramp up will commence in mid-CY27 and Stage 3 construction is forecast to be completed by mid-CY29.

•	The Company’s existing NAL Ore Reserves solely underpin the NAL Expansion production profile with a revised life of mine of 21 years.

1 ASX release 15 September 2025 “NAL Expansion Scoping Study”.
2 Converted at CAD/USD = 1.35

ELEVRA LITHIUM • Level 3, 10 Eagle Street • Brisbane QLD 4000 • Australia +61 7 3369 7058 • info@elevra.com • ASX:ELV | NASDAQ:ELVR	elevra.com

The NAL Expansion Project will be delivered based on a development sequence identified by Elevra and published on January 12th, 2026, in the ASX press release “Accelerated NAL Expansion”. The following debottlenecking steps were identified for the delivery of the three Stages:

•
Stage 1: An initial 15-20% increase in annual spodumene concentrate production above current production levels commencing in mid-CY27 with an incremental reduction in unit operating costs. This increase is within the current limits of the milling permit, which is set at 4,500 tpd;

•
Stage 2: A subsequent expansion of downstream milling, flotation and filtration capacity to 6,500 tpd with an anticipated corresponding concentrate production rate of 338 ktpa post expansion. The incremental feed material will be processed using a temporary mobile crushing circuit operating in conjunction with the existing crushing circuit. The further expanded production is expected to commence early CY28, with an additional incremental reduction in unit operating costs; and

•
Stage 3: The replacement of the temporary mobile crushing circuit and the existing crushing circuit with a new crushing circuit capable of meeting feed requirements for a LOM average production of 338ktpa. This final step will include additional ore sorting capacity and is expected to be completed in early CY29 delivering crushing cost efficiencies which are required to meet the anticipated LOM cost reduction.

Elevra’s Chief Executive Officer and Managing Director, Mr Lucas Dow, said: “The updated Scoping Study demonstrates the significant value uplift achievable through a staged expansion of the North American Lithium mine. Adopting this staged development approach allows Elevra to bring additional production forward on an accelerated timeline compared with the previously contemplated whole-of-project expansion. Additionally, we see the staged development as a disciplined and practical pathway to growth, allowing us to deliver measurable progress through clearly defined milestones rather than relying on a single step-change outcome. By advancing the project in phases, we can progressively increase production capacity, optimise operating performance, reduce costs and incorporate learnings at each stage of development.

This approach strengthens execution certainty, supports prudent capital deployment and enables the team to achieve tangible operational and financial objectives along the way, while maintaining flexibility to respond to market conditions. Ultimately, the staged model enables Elevra to build scale responsibly, generate cashflow earlier, improve capital efficiency, and deliver a reduction in unit operating costs to enhance returns and project economics.”

“As global lithium demand continues to grow, the Updated Scoping Study, combined with the technical and operational knowledge gained on site, reinforces our confidence in NAL’s expansion pathway and highlights a clear opportunity to deliver sustainable long-term value.”

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Updated Scoping Study Metrics

Analysis of the financial model on the key economic assumptions indicates that the Project is robust in terms of operational and financial metrics. The Project is most sensitive to changes in commodity prices, exchange rates, head grades and recoveries, with the key Project assumptions and outputs shown in the tables below (please note that any reference to Base Case means NAL on an unexpanded or “as is” basis):

Table 1 – Main Financial Assumptions and Results Summary for the NAL Expansion Project
Parameters	Unit	Base	Expansion
Average Price 6% Li2O3	USD$/t	$2,261	$2,154
Life of mine (from 2025)	yrs	35	21
Total Waste	Mt	335	335
Total Ore	Mt	47	47
Strip Ratio	-	7.2	7.2
Average Annual ROM	Mt/y	1.3	2.4
Average Feed Grade	% Li2O	1.11%	1.11%
LOM 5.4% Li2O Produced	Mt	6.72	6.85
Average Annual 5.4% Li2O production (post expansion – Life of Mine (LOM))	kt/y	194	338

Table 2 – Project Economics
Project Economics	Unit	Base	Expansion
LOM C1 Cost Concentrate	C$/t conc	1,076	868
LOM AISC	C$/t conc	1,152	946
LOM C1 Cost of Concentrate (post expansion)	C$/t conc	1,071	847
LOM AISC (post expansion)	C$/t conc	1,146	922
Total Sustaining Capital (SUSEX)	C$M	506	526
Total Initial CAPEX	C$M	-	366
NPV (8%) (post-tax)	C$M	2,143	3,112
IRR Expansion (post-tax)%		-	42%
Payback (post-tax)	Months	-	25

3 Average Price 6% Li2O varies between the cases due to longer mine life at the long term US$2,430 price for the base case (2036 and beyond).

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Notes:
•	All costs and sales are presented in constant 2026 CAD, with no inflation or escalation factors considered.
•	$M = millions of dollars.
•	The financial analysis was performed on existing Ore Reserves as outlined in this report.
•	The valuation calculations are unlevered.
•
The average metallurgical recovery over the LOM is 71.2% for the expansion and 69.2% for the base case due to improvement in the mill flowsheet specifically attributable to wet high-intensity magnetic separator (WHIMS) improvements.

•	Plant availability is calculated at 90%.
•	Tonnes of concentrate are presented as dry metric tonnes.
•	An exchange rate of 0.74 CAD/USD was fixed over the LOM for the Project.
•
The average 6% Li2O concentrate (SC6) price is based on a market analysis from Benchmark Mineral Intelligence for Q1 2026 as described in the market section and varies over the LOM from US$1,260/t to US$2,430/t.

•	Average LOM SC6 pricing may vary between the cases due to longer mine life at the long term US$2,430 price for the base case (2036 and beyond).
•	A discount rate of 8% was used for the base case and expansion scenarios.
•	Net Cash Flow and valuation calculations include investment tax credit on CAPEX.
•	The numbers have been rounded. Any discrepancy in the totals is due to rounding effects.

Cautionary Statements

The Updated Scoping Study discussed herein has been undertaken to determine the feasibility of a brownfield expansion of the existing NAL operation. The Updated Scoping Study is a preliminary technical and economic study of the feasibility of an expansion development of the NAL Operation. The Updated Scoping Study is based on low-level technical and economic assessments and is insufficient to provide assurance of an economic development case at this stage.

The Updated Scoping Study evaluation work and appropriate studies have provided Updated Scoping level estimates of cost and rates of return. The production target underpinning financial forecasts included in the Updated Scoping Study are based solely upon current Ore Reserves estimated in the Announcement (See Sayona ASX announcement dated 27 August 2025).

The Updated Scoping Study is based on the material assumptions outlined elsewhere in this announcement. These include assumptions about the availability of funding. There is no certainty that the Project will be able to be funded when needed (nor any certainty as to the form such funding may take, such as disclosed in this announcement). It is also possible that such funding may only be available on terms that dilute or otherwise affect the value of the Company’s shares.  While Elevra considers all of the material assumptions to be based on reasonable grounds, there is no certainty that they will prove to be correct or that the range of outcomes indicated by the Updated Scoping Study will be achieved. This announcement contains forward‐looking statements. Elevra has concluded it has a reasonable basis for providing the forward‐looking statements included in this announcement. However, a number of factors could cause actual results, or expectations to differ materially from the results expressed or implied in the forward-looking statements. Given the uncertainties involved, investors should not make any investment decisions based solely on the results of the Updated Scoping Study and are cautioned not to place undue reliance on the Updated Scoping Study or the production targets referred to in this announcement.

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Overview

The North American Lithium operation is a hard-rock lithium mining and concentration facility located in La Corne, within the Abitibi-Témiscamingue region of Quebec, Canada. The NAL facility was successfully restarted in March 2023, and the plant is currently permitted for 4,500 tpd of average annual milling rate.

The processing operation consists of three distinct processing areas:

•	The primary, secondary and tertiary crushing, and ore sorting circuits to produce an upgraded plant feed for downstream processing.

•	The spodumene processing plant including grinding, desliming, magnetic separation, flotation and dewatering circuits to produce a final spodumene concentrate.

•	The process water and utilities circuits including tailings thickeners, reagents preparation, reverse osmosis treatment, and tailings management.

The objective of the NAL expansion project is to increase the plant’s milling throughput to an annual level of 6,500 tpd. Elevra determined that permitting is the critical path constraint and identified a project development sequence that provides a shorter timeframe to achieve increased production from NAL. The additional new permitting information, combined with existing permits, provides a pathway to stage the expansion of production volumes at NAL in a disciplined, agile and more time efficient manner.

The expansion pathway is now proposed to take the form of a series of debottlenecking steps which are expected to:

•	Increase production capacity above current levels in a staged and incremental manner;

•	Improve plant recovery by the introduction of additional LIMS and WHIMS, and additional flotation conditioning capacity;

•	Reduce the timeframe to achieve the expanded average Life of Mine (LOM) production volume of 338ktpa of spodumene concentrate; and

•	Enable the capital investment to be staged and, in doing so, reduce the initial upfront capital requirements.

The debottlenecking steps are anticipated to be delivered as below:

1.
An initial 15-20% increase in annual spodumene concentrate production above current production levels commencing in mid-CY27 with an incremental reduction in unit operating costs. This increase is within the current limits of the milling permit, which is set at 4,500 tpd;

2.
A subsequent expansion of the milling, flotation and filtration capacity to 6,500 tpd with an anticipated corresponding concentrate production rate of 338 ktpa post expansion. The incremental feed material will be processed using a temporary mobile crushing circuit operating in conjunction with the existing crushing circuit. The further expanded production is expected to commence early CY28, with an additional incremental reduction in unit operating costs; and

3.
The replacement of the temporary mobile crushing circuit and the existing crushing circuit with a new crushing circuit capable of meeting feed requirements for a LOM average production of 338 ktpa post expansion. This final step is expected to be completed in mid-CY29 and is expected to deliver crushing cost efficiencies required to meet the anticipated LOM cost reduction.

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Property Status

The NAL Expansion Project properties (the “Properties”) are situated in the La Corne Township in the Abitibi-Témiscamingue region in the Province of Québec, Canada (Figure 1).

270000
280000
290000
300000
Amos
Landrienne
Saint-Marc-de-Figuery
Barraute
La Corne
La Motte
Malartic
Halet
Val-d'Or
109
111
111
117
117
386
397
5380000
5370000
5360000
5350000
5340000
5330000
Kilometers
0 2,5 5 10 15 20
1 : 230 000
UTM NAD 83 Zone 18

Figure 1 – NAL Property Location

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Site Access and Existing Infrastructure

The Project is located approximately 38 km southeast of Amos, 15 km west of Barraute and 60 km north of Val-d’Or in the Province of Québec, Canada. The Project is approximately 550 km north of Montréal and is serviced by road, rail, and air.

The town of Val-d’Or, with a population of approximately 32,750 residents (Canadian Census, 2021), is located 60 km south of the Property, along the provincial Highway 111. Since Val-d’Or was founded in the 1920s, it has been a mining service centre. Val-d’Or is one of the largest communities in the Abitibi region and has all major services, including an airport with scheduled service from Montréal. Val-d’Or is a 6-hour drive from Montréal, and there are daily bus services between Montréal and the other cities and towns in the Abitibi region.

The town of Amos, with a population of approximately 12,675 residents (Canadian Census, 2021), is located approximately 38km northwest of the NAL site. Amos is served by highways 109, 111, and 395 and the Amos/Magny airport.

The site is accessible by provincial Highway 111, connecting Val-d’Or and Amos, or alternatively by provincial Highway 397, connecting Val-d’Or and Barraute. An all-weather secondary road, known as Route du Lithium, connecting the site to the Val-d’Or – Amos highway, which was used to traverse the Property and which constrained pit operations, has now been relocated to avoid the mining area. The site is also accessible from Mont-Vidéo, through an all-weather road that connects further east to the Val-d’Or – Barraute highway. Canadian National (CN) railway line is about 49km east of the Property, connecting east through to Montréal and west to the North American rail network.

A high-voltage power line (120 kV) passes approximately 2 km to the west of the Property and a 25 kV electric line, running along the Route du Lithium, services the Mont-Vidéo ski and recreation area.

Geology and Mineralisation

Results of past mineral exploration, resource evaluation and mining demonstrate that NAL is an extensively mineralised lithium system. The primary metal is lithium, and it is mainly associated with spodumene, a lithium bearing pyroxene.

North American Lithium’s pegmatite dykes occupy an area spanning 3,550 m along strike, 1,300 m in width and 800 m in depth. A total of 117 spodumene-bearing pegmatite dykes each with thicknesses greater than 2 m and up to 70 m are open at depth and have been identified in the NAL geological model shown in Figure 2. Spodumene crystals are widely and variably spread throughout the dykes, displaying faint greenish shades and sometimes locally displaying centimetric to decametric crystal gradations. Pegmatite dykes display internal zoning.

Figure 2 – Multiple Exposure of Pegmatite Dykes in the Pit (Face Looking West)

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The Project is located in the region of The Archean Preissac-Lacorne syn- to post-tectonic intrusion that was emplaced in the southern Volcanic Zone of the Abitibi Greenstone Belt of the Superior Province of Québec.

Local geological units are summarised in Table 3 and they comprise (from oldest to youngest): basaltic lavas (Malartic and Kinojevis Groups), biotite schist (Kewagama Group), metaperidotite and monzogranite (La Corne pluton).

Table 3 – Geological Units
Geologic Unit	Description
Basaltic Lavas Malartic and Kinojevis Groups 2.718 Ma
Volcanic rocks are generally fine-grained and medium to dark green on fresh surfaces. The units are massive or locally exhibit structures such as pillows, flow breccia or amygdule. Under the microscope, the volcanic rocks are mainly green hornblende, plagioclase with minor amounts of quartz, epidote, biotite,and chlorite. Accessory minerals include titanite, apatite, magnetite, pyrite and an alteration product of ilmenite, leucoxene. The abundant green hornblende shows incipient alteration to chlorite or partial replacement by holmquistite.

Biotite Schist Kewagama Group
The biotite schists are conformably interbedded with the basaltic lavas. The schists are mainly sedimentary in origin, derived from greywacke, sandstone, and conglomerate. The biotite schist beds are up to 40 cm thick, fine-grained and are grey to black on fresh surfaces. They are foliated with the foliation parallel with either the contact or the foliation in the outcrops of the Preissac-La Corne batholith. Under the microscope, the biotite schist consists mainly of quartz, plagioclase, and biotite. Hornblende and chlorite are major components in a few beds. The common accessory minerals are apatite, epidote, tourmaline,pyrite, and magnetite.

Metaperidotite
The metaperidotite is interbedded with basaltic lavas and, less commonly, with biotite schists. Metaperidotite is fine-grained and black or dark green in colour. The weathered surface is typically brown and exhibits a variety of textures, including polygonal fracture systems, pseudo-pillow structures and a platy structure,which is likely komatiite. The metaperidotite consists mainly of felted aggregates of chlorite flakes, acicular to prismatic actinolite, fibrous serpentine and talc flakes with accessory magnetite, carbonate, and pyrite. The platy structure consists of planar concentrations of chlorite and serpentine, alternating with similarly shaped concentrations of actinolite and magnetite. Primary olivine and/or pyroxene relicts are pseudomorphed by aggregates of chlorite, serpentine, talc, magnetite, and carbonate.

Granodiorite La Corne Pluton 2,621-2,655 Ma
The La Corne pluton has been described by Mulja et al. (1995a). It is dominated by biotite monzogranite, which gives way inward to two-mica and muscovite monzogranite. The geology of the La Corne pluton is similar to that of the rest of the Preissac-La Corne batholith.

Gabbro/Diabase Dykes Proterozoic age
There are post-batholithic gabbro/diabase dykes that outcrop in the batholith and nearby as tabular bodies up to 60 m wide and several kilometres long, striking either N25º E or N40º E and dipping vertically. The gabbro is fine- to medium- grained and tends to be ophitic.

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Local stratigraphy and the Property geology including an interpreted surface projection of spodumene-bearing pegmatite dykes are shown in Figure 3.

Legend
NAL Regional Geology
Diorite
Monzogranite
Gabbro sill
Quartz monzonite and granodiorite
Komatiite and ultramafic sill, basalt and mafic volcaniclasticite
Greywacke and biotite schist
Basalt and mafic volcaniclasticite
Conglomerate and conglomeratic sandstone
2025 MRE Pit
Pegmatite dykes
N
S
E
W
291000
291500
292000
292500
293000
293500
294000
5368000
5367500
5367000
5366500
5366000
5365500
5365000
5364500
5364000
5363500
Kilometers
0
0,25
0,5
1
1,5
2
1 : 20 000
UTM NAD 83 Zone 18

Figure 3 – Geology of NAL Property, Centred on the Currently Interpreted Mineralised System

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Mineral Resources and Ore Reserves

The project database contains data from 1,575 diamond drillholes surfaces and underground collared, spanning a total of 27,183 records of Li2O assays with a mean sample length of approximately 0.884 m. Li2O grade varies from 0.000% to 5.318%. Global average Li2O grade for raw samples (excluding 0.00% assays) is 0.783%. From this database, a subset of 562 surface collared drillholes totalling 153,047 m was used for the Mineral Resource estimate.

The current Mineral Resource Estimate and Ore Reserve Estimate are presented in Table 4 and Table 5 below. The Mineral Resource and Ore Reserve estimates were prepared by Competent Persons in accordance with the 2012 JORC Code.

Table 4 – North American Lithium – Mineral Resource Estimates (0.60% Li2O cut-off grade for the RPEEE pit and 0.70% Li2O cut-off grade for underground domain)
Resource Classification	Method	Tonnes (Mt)	Li2O Grade (%)	Cut-Off Grade (%)
Indicated	Open Pit	76.2	1.17	0.60
Inferred	Open Pit	8.6	1.13	0.60
Indicated	Underground	-	-	-
Inferred	Underground	10.3	1.01	0.70
Total		95.0	1.15

Table 5 – North American Lithium – Ore Reserves Estimate, as at of June 30, 2025
Resource Classification	Tonnes (Mt)	Li2O Grade (%)	Cut-Off Grade (%)	Fe Grade (%)
Proved Ore Reserves	0.3	1.01	0.60	1.55
Probable Ore Reserves	48.2	1.11	0.60	0.82
Total	48.6	1.11	0.60	0.83
The information on Mineral Resources and Ore Reserves is extracted from the announcement entitled “NAL Resources and Reserves Increases” published on the ASX on August 27th, 2025, and is available to view on the Elevra’s website on the ASX. The company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and, in the case of estimates of Mineral Resources or Ore Reserves, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcement continue to apply and have not materially changed. The company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcement.

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Mine Design

The NAL final pit design, as shown in Figure 4, was based on a pit optimisation assessment which determined the economic limits of the deposit. The in-pit haul road has been designed on the hanging wall side of the deposit to maximise ore recovery within the pit shell, provide more direct access to the waste storage facilities and ROM and to provide access for the final mining pushback. The final pit reaches a maximum depth of approximately 380m below topography.

Figure 4 – NAL Final Pit Design

The life-of-mine schedule was completed based on a plant throughput authorised at 4,500 tonnes per day. The initial daily processing rate is 3,780 tonnes per day, which is maintained up to July 1st, 2027. The daily processing rate increases to 4,500 tonnes per day annual average from 1st of July 2027 and increases again to 6,500 tonnes per day annual average from 1st of April 2028. Ore mining out of the pit is limited to 4,700 tonnes per day annual average until 1st of April 2028, before increasing to maximum of 7,000 tonnes per day annual average.

The final pit design was subdivided into a total of seven mining phases, with the physicals and ore grades contained within each phase shown in Table 6. Special attention was given to the historical underground openings when setting the physical limits for every phase, with consideration taken to ensure that the phase walls did not intersect the old workings. The current life-of-mine plan will be clear of all historical underground workings by the end of 2030.

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Table 6 – NAL Physicals by Phase
Item	Units	Total	Phase 2	Phase 3	Phase 4	Phase 5	Phase 6	Phase 7	Phase 8
Total In-Pit	Mt	388.2	0.2	33.2	55.0	55.9	47.3	182.0	14.7
Waste Rock	Mt	340.8	0.2	27.8	47.6	49.8	40.3	162.2	13.0
ROM Ore	Mt	47.5	0.01	5.4	7.3	6.1	7.0	19.9	1.8
Lithium Grade	% Li2O	1.11%	1.14%	1.13%	1.09%	1.05%	1.22%	1.10%	1.04%
Iron Grade	% Fe	0.82%	0.59%	0.89%	0.91%	0.85%	0.75%	0.79%	0.71%
Strip Ratio	twaste : tore	7.2	11.2	5.2	6.5	8.2	5.8	8.2	7.3

The following criteria were applied during the phase design construction:

•	Minimum mining width of 60m considered between phases on the surface and 40m at the phase base;
•	Ease of access to different mining areas;
•	Mining and processing production rate; and
•	Physical constraints posed by historical underground workings.

Two life-of-mine schedules were developed for the updated scoping study using Micromine’s Spry software package. The two schedules were:

•	A base case schedule utilising a processing rate of approximately 3,780 tonnes per day; and
•	An expanded case schedule, with three stages of capital investment gradually increasing the processing production rate up to 6,500 tonnes per day.

Both schedules utilised the same reserves set and dump designs, however due to differing production rates, the schedules finished at different times. The base case schedule ran until 2061, whilst the expanded case schedule was finished in 2047.

For both cases, the LOM schedule utilised similar class equipment that is currently operating at site, with a large 200t excavator added to the fleet to assist with maintaining the required stripping quantities.

The key highlights of the LOM plan are summarised as follows:

•	Mine life of 35 years for the base case and 21 years for the expanded case,
•	Total of 47.5Mt of ore mined.
•	Total of 340.8mt of waste mined, leading to an overall strip ratio of 7.2:1, which fluctuates over the years.
•	Crusher feed averages 1.36mt and 2.37mt per annum for the base case and expanded case respectively when operating at full capacity.
•	In the base case, crusher feed grade fluctuates from 0.91% Li2O to 1.13% Li2O on a yearly basis over the LOM, reaching its maximum value in Year 2058.
•	In the expanded case, crusher feed grade fluctuates from 0.92% Li2O to 1.22% Li2O on a yearly basis over the LOM, reaching its maximum value in Year 2045.

The annual ore tonnes and ROM feed grades for Li2O and Fe for the expansion case are shown in Figure 5.
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Figure 5 – Annual Ore Processing

Annual movements from each of the phases across the life-of-mine is shown in Figure 6.

Figure 6 – Annual Quantities by Phase

NAL Expansion Concentrator Feed and Production Profile

The Updated Study production schedule is based solely upon current NAL Ore Reserves as of June 30, 2025.

The NAL Expansion concentrator ore feed will be blended at the ROM to control Li2O grade and Fe contamination. The average head grade is 1.11% Li2O over the LOM. Figure 5 presents yearly head feed tonnage and grade over the LOM

The NAL Expansion increases the total process plant throughput to approximately 2.4 Mtpa with a process plant availability of 90%. Based on the LOM Plan, the circuit will on average produce a nominal 338 ktpa of spodumene flotation concentrate, with a 71.2% Li2O recovery at a target product grade of 5.4% Li2O once the expansion circuit is fully operational.

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Metallurgy

The NAL deposit has undergone extensive metallurgical test work. Metallurgical recovery assumptions are based on historical metallurgical tests and test work completed during 2018 – 2023. Test work programs began in 2008 to establish the metallurgical character of the orebody, to allow the development of a process flowsheet, to test that flowsheet, to evaluate the impact of head grade on performance, and then to produce the engineering data for plant design. This test work occurred under the supervision of independent QPs and Sayona representatives.

The test work evaluated a number of processing techniques including flotation, DMS, LIMS and ore sorting. The progression of this test work took the form of batch scale tests looking at flotation, DMS and grindability leading to locked cycle tests and then pilot scale continuous tests. WHIMS and DMS were not included in the original flowsheet based on the outcomes of the test work. The test work outcomes formed the design basis of the NAL concentrator that commenced operation in March 2013 but ceased operation in September 2014. This was principally due to higher than anticipated mining dilution of the ore with host rock, and lower than target spodumene recovery and concentrate grade.

Subsequent test work programs were undertaken to characterise and mitigate the effect of the dilution including hardness testing and WHIMS test work (on both plant samples and pegmatite samples of varying levels of dilution of the two major dilution host rocks). The impact of the WHIMS on flotation was also examined, and the final spodumene flotation concentrate was 6% Li2O at an estimated test work recovery of 80 to 83%.

Modifications were made to the plant based upon this test work with the addition of WHIMS units prior to flotation and additional ore sorting capacity on the feed. The plant was restarted in 2017 following these changes and consistently achieved concentrate grades of 5.4 to 6.0% Li2O at recoveries from 55 to 70%. The plant subsequently shutdown due to market conditions prior to name plate capacity being achieved.

Further modifications were made to the plant prior to the restart in 2023, but these were focused on operational issues identified from the previous operation rather than underlying metallurgical issues relating to the ore. (i.e. capacity related).

The 2023 DFS test work assessed NAL/Authier ore feed blends and Figure 7 below summarises the spodumene concentrate grade vs test work recovery curve (DFS 2023).

Figure 7 – 2023 DFS Test Work Grade-Recovery Curve

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A comparison of the global Li2O recovery comparing the test work recovery curve (without any industrial derating) against the NAL operational quarterly performance data (from Q3 FY24 to Q4 FY25) is presented in Figure 8 below. The quarterly performance (Q4 FY25) with a spodumene concentrate grade of 5.2% Li2O at 73% global recovery is also shown. The expansion forecast recovery curve also includes the datapoint of 71.2% recovery at 5.4% Li2O concentrate grade.

Figure 8 – Li2O Grade Recovery Curve including NAL Quarterly Performance

Historical metallurgical test work from the above-described previous phases, along with current operational performance has been used as the basis for the NAL expansion scoping study.

Based on the previous laboratory test work and current operational performance, an average global recovery of 71.2% at a spodumene concentrate grade of 5.4% Li2O has been applied across the NAL Mine Plan for the purposes of the updated scoping study.

The impact of ore sorters was analysed through statistical methods for impact on recovery from operating data. A recovery increase of 2% above the base case is included in the above 71.2% with additional ore sorting performance testing underway.

Mineral Processing and Flowsheet

NAL's current operations are authorised at 4,500 tpd average annual milling throughput for the processing plant for production of spodumene concentrate. The NAL facility consists of the following distinct areas:

•	The primary, secondary and tertiary crushing, and ore sorting circuits to produce an upgraded plant feed for downstream processing.
•	The spodumene processing plant including grinding, desliming, magnetic separation, flotation and dewatering circuits to produce a final spodumene concentrate.
•	Process water and utilities circuits including tailings thickeners, reagents preparation, reverse osmosis treatment, and tailings management.
In addition to the areas described above, the processing plant includes an area historically designated for the conversion of the spodumene concentrate into lithium carbonate. The existing carbonate facility is not functional and  there are no plans to produce lithium carbonate at the NAL facility.

The Updated Scoping Study expansion design follows the staged approach identified by Elevra to reach the following authorised mill throughputs:

•	Stage 1: Increase to the limits of the current milling permit at 4,500 t/d average annual rate.
•	Stage 2: Expansion to a new milling throughput limit of 6,500 t/d average annual rate.

The expansion targets will be achieved through the following modifications to the existing facility:

•	Stage 1: Plant optimisation

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o	Addition of lump breakers in the crusher circuit to prevent ice lumping of the ore
o	Addition of stacksizers to the existing ball mill unit
o	Optimisation of the desliming and magnetic separation circuit
o	Addition of flotation conditioning tanks
o	Refurbishment of lithium carbonate filters for new dewatering unit
o	Addition of a new flotation thickener circuit
o	Addition of pumping capacity to TSF

•	Stage 2: Plant expansion
o	Contracting of a temporary crusher to balance plant feed with existing crusher
o	Addition of a second ball mill line including stack sizers and trash trommel
o	Addition of a third magnetic separation line
o	Addition of a new rougher unit and conversion of the existing rougher to scavenger duty
o	Addition of a second process thickener to increase capacity

•	Stage 3: New crusher construction
o	Construction of new crusher and new fine covered ore stockpile complete with reclaim
o	Conversion of the existing crusher circuit to an ore sorting facility

Table 7 provides a high-level overview of the main design criteria.

Table 7 – General Process Design Criteria
Criterion	Unit	Base Case	Stage 1	Stage 2	Stage 3
Crushing Plant Availability	%	65	65	65	65
Processing Plant Availability	%	90	90	90	90
Total ROM Crusher Feed	t/d	5,815	6,923	10,000	10,000
Total Processing Plant Feed	t/d	3,780	4,500	6,500	6,500
Plant Feed Li2O Grade	%	1.01	1.01	1.01	1.01
Target Concentrate Li2O grade	%	5.40	5.40	5.40	5.40
Target Plant Li2O recovery	%	69.00	71.20	71.20	71.20
Note: all parameters are nominal rating unless noted otherwise

The expansion block flow is given below in Figure 9 and a simplified process flow is given in Figure 10.

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Figure 9 – Simplified Overall Block Flow Diagram

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Figure 10 – Simplified Process Flow Diagram
Ore Crushing and Sorting

The current crusher will continue regular operations during Stage 1 and Stage 2. It is expected that the crusher capacity can be increased to meet the 15-20% increase required for Stage 1 without any expansion. Due to reported issues with ice lumps forming in the fine ore silo due to the cold weather conditions, lump breakers will be installed at the outlet of the silos to ensure the quality of the plant feed. A temporary contract crusher will be required in Stage 2 to balance the requirements of the processing plant after the expansion.

In Stage 3, the existing crusher will be repurposed as a dedicated ore sorting facility once the new crusher is operational. This part will be done after Stage 2 is completed.  This ore sorting unit will increase the operation’s flexibility, as well as simplify the design and reduce the capital cost of the new crusher facility. The existing ore sorters will be replaced with XRT ore sorters, which use the density of the particles as opposed to the surface properties.

Sorted ore and fresh ore from the ROM is discharged to the new Stage 3 crusher through a 90 mm aperture vibrating grizzly, with oversize feeding a jaw crusher. Primary crusher product will be conveyed to a double deck banana screen, with a top deck aperture of 50 mm and a lower deck aperture of 20 mm. The top deck oversize will be conveyed to the secondary cone crusher, and the bottom deck oversize material will be conveyed to the tertiary cone crusher. The crushed product will be conveyed back to the double deck screen for re-sizing. Crushed product underflowing the double deck screen will have a nominal size (F80) of <13 mm and will be conveyed to a new fine ore stockpile.

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Concentrator

Modifications to the concentrator will be made during Stage 1 and Stage 2.

The Stage 1 plant process flow is as follows:

•	Fine ore is fed to the grinding circuit via conveyor at a rate of 4,500 tpd from the fine ore silo.

•
The grinding circuit consists of primary open circuit rod mill followed by a ball mill working in a closed circuit with nine stack sizers (six existing, three new to be procured). The oversize with a nominal P80 of 970 microns is returned to the ball mill.

•	The stack sizer undersize at a nominal P80 of 200 microns is sent to the desliming cyclone to remove slime material. The overflow slime material reports to the process thickener.

•
The cyclone underflow is sent to the magnetic separation circuit which consists of two parallel lines each including a low-intensity magnetic separator (LIMS) and a primary wet high-intensity magnetic separator (WHIMS) in series. The intermediate non-magnetic product from the two lines is combined and sent to two parallel secondary WHIMS. The magnetics extracted by all stages are combined and pumped to the process thickener.

•
The non-magnetic slurry is fed to a desliming cyclone to reach a solids concentration of 65% in the underflow. The overflow is sent to the flotation thickener. The underflow undergoes two-stage rougher conditioning followed by rougher flotation (3 cells total). The rougher tails are further deslimed and conditioned before scavenger flotation (3 cells total). The scavenger tails are sent to the flotation thickener.

•
The concentrate from the rougher and scavenger stages is combined and sent to cleaner flotation (31 cells total). Cleaner flotation tails are sent to a classifier cyclone with the underflow returned to the ball mill and the overflow sent to the process thickener. The cleaner tails concentrate is pumped to the concentrate storage tank which serves as a buffer between the upstream process and the downstream filtration.

•
The dewatering unit consists of a concentrate dewatering cyclone followed by a concentrate scavenger cyclone with two parallel vacuum belt filters (1 Duty/1 Standby). The purpose of the scavenger cyclone is to recover misreported material from the dewatering cyclone and vacuum filters. The spodumene concentrate is dewatered to a final moisture content of 6%.

The Stage 2 plant process flow is as follows:

•	Fine ore is fed to the grinding circuit via conveyor at a total rate of 6,500 tpd by a combination of the existing crusher and a temporary contract crusher.

•
The grinding circuit consists of a primary open circuit rod mill distributing to two parallel lines of ball mills each operating in a closed circuit with stack sizers. The first line is the Stage 1 ball mill with nine stack sizers, the second line is a new ball mill with six dedicated stack sizers. Although the design considers procurement of six new stack sizers for Stage 2, there is an opportunity to reuse the three stack sizers procured in Stage 1 for the second ball mill.

•
The stack sizer undersize from the two ball mill lines is collected and screened through a trash trommel to remove product over 1 mm. The trommel undersize is sent to the desliming cyclone to remove slime material. The desliming cyclone targets a cut point (D50) of 10 µm. The overflow slime material reports to the process thickener.

•
The underflow is sent to the magnetic separation circuit which now consists of three parallel lines each including a LIMS and a primary WHIMS in series. The intermediate non-magnetic product from all three lines is combined and sent to two parallel secondary WHIMS. The final non-magnetic slurry is collected and sent to the flotation circuit. The magnetics extracted by all stages are combined and pumped to the process thickener.

•
The non-magnetic slurry is fed to a desliming cyclone to reach a solids concentration of 65% in the underflow. The cyclone overflow is returned to the trash trommel. The underflow is sent to new two-stage rougher conditioning tanks followed by a new rougher flotation circuit (5 cells total). The first stage of rougher flotation consists of two cells in parallel and individual cell level control to ensure the effectiveness of the flotation. Tails from the first stage is sent to the second stage of rougher flotation. The concentrate from the rougher is sent to cleaner flotation.

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•
The tails from the second stage rougher are sent to two lines of scavenger flotation (2 x 3 cells). Each scavenger line is preceded by a scavenger cyclone and two-stage conditioning. The cyclones overflow and scavenger cells tails are sent to the flotation thickener. The scavenger concentrate is returned to cleaner flotation.

•	The remaining steps for the cleaner flotation and dewatering are unchanged from Stage 1.

Lithium Concentrate Storage

The final 5.4% spodumene concentrate is stored in a new stockpile in a new enclosed area of the plant in the location of the carbonate calciner. The stockpile will have a capacity for 72-96 hours and have truck access for loading of the product.

Tailings Management

The processing plant will operate under separate process water and flotation water circuits. This design will isolate water contaminated with flotation reagents from sensitive equipment such as the LIMS and WHIMS.

The process water circuit consists of two thickeners and receives the following tails streams:

•	Slime material from primary desliming
•	Magnetic material from magnetic separation (LIMS and WHIMS)

The flotation water circuit consists of a single thickener and receives the following tails streams:

•	Slime material from cleaner classification
•	Scavenger flotation tailings
•	Scavenger dewatering tailings

These combined tailings are thickened to 50% w/w solids with the aid of an anionic flocculant. The underflow is pumped to the TSF for disposal. The overflow reports to the respective water circuits.

Concentrator Production and Recoveries

The expansion is scheduled to treat an annual average rate of 6,500 tpd of blended ore.

The existing crusher, ore sorting, new crusher and ore storage areas are designed to operate with an availability of 65%. The processing plant, including the grinding, classification, desliming, magnetic separation, flotation and dewatering units, is designed to operate at 90% availability. The processing plant will operate on a 24-hour per day and 7 days per week basis.

The recovery benefits will all be achieved in Stage 1. The modifications brought in Stage 2 are designed to increase the plant throughput to 6,500 tpd and improve operational stability and flexibility though the rougher circuit optimisation. The recovery benefits from the existing operation will come from the following flowsheet changes:

•	Improved flotation feed sizing
•	Improved magnetic separation circuit (LIMS and WHIMS)
•	Improved flotation conditioning
•	Improved cleaner tails handling

To help confirm and support the design parameters used in this updated scoping study, the following works are on-going:

•	Plant trials on operating the existing WHIMS in parallel configuration
•	Flotation conditioning tests
•	Surveys and simulations to assess the new flotation feed particle size distribution (PSD) and slimes generation

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Plant Expansion Layout

The preliminary layout for the NAL plant expansion is shown in Figure 11.
Figure 11 – Preliminary Layout – Expansion

Tailings Storage Facilities

The mine plan for NAL forecasts mining operations continuing beyond the capacity of the existing Tailings Storage Facility (TSF) No. 1. The current site includes a conventional tailings pond (TSF-1) as part of the tailings management infrastructure, located 500 m south of the processing plant.

A second TSF (TSF-2) is required to encompass the current base case LOM. TSF-2 was originally envisaged as a dry tailings deposition management concept. After conducting an analysis of different mining residue disposal technologies, the choice of wet disposal was previously confirmed for the existing NAL operation over the duration of the existing LOM.

The recently published Ore Reserves require new waste management facilities (e.g., waste rock and tailings) to accommodate the volumes associated to these new reserves. The additional tailings will be managed in a new tailings facility (TSF-3). A preliminary location has been identified and design for TSF-3 has been undertaken for the purposes of the updated scoping study. The final location of the tailings and waste rock management facilities will be confirmed through a detailed Variant Analysis that will be conducted through future phases of studies. Total tailings to be managed by the facilities over LOM is 41.8Mt.

Results from previous geochemical studies showed that waste rock is neither Acid Rock Draining (ARD), nor Metal Leaching (ML); therefore, no indication that special requirements are required by the Ministère de l’Environnement, de la Lutte contre les Changements Climatiques, de la Faune et des Parcs (MELCCFP) for stockpiling and water management. Additional tailings and waste rock characterisation test work is planned during the next phase of the project.

The plan view for the tailings storage facilities are displayed in Figure 12.

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Figure 12 – Plan view – Preliminary Tailings Storage Facility Locations

Infrastructure

Site infrastructure at the NAL operation is established and operating, the expansion requires additional infrastructure as outlined below.

The current site infrastructure includes:

•	Open pit.
•	Processing plant and ROM ore pad.
•	Waste rock and overburden storage areas (WR#2, WR#3 & OB#1).
•	Conventional tailings pond (TSF-1).
•	Administration facility, including offices and personnel changing area (dry).
•	Workshop, tyre change, warehouse, and storage areas.
•	Fuel, lube, and oil storage facility.
•
Reticulated services, including power, lighting and communications, raw water and clean water for fire protection, process water and potable water, potable water treatment plant, sewage collection, treatment, and disposal.

•	Crushed ore dome.
•	Access roads.
•	Water management infrastructures.

Additional infrastructure required for the expansion include:

•	Expansion of the open pit.
•	New crushing and ore sorting circuit including crushed ore dome.
•	New grinding, magnetic separation and flotation.
•	Concentrate dewatering filters.

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•	Tailings thickening.
•	Concentrate storage building by extending the existing building.
•	Additional mechanical workshop, operation room, and supervisor offices.
•	Additional tailings management facilities:
o	TSF-2 (required for base case and expansion)
o	TSF-3 (required for base case and expansion)
•	Additional waste stockpile area (HST#4) and associated water management structures.
•	Multi-service buildings:
o	Additional offices, engineering, administration etc.
o	Additional capacity for the mine change rooms, showers and ablutions.
o	Additional mine offices and mining dispatch control room.
•	Mine maintenance shop:
o	Two additional mining service bays.
o	Additional warehouse storage.
o	Additional supervisory and administration offices.
o	Wash bay.
•	Auxiliary buildings:
o	Warehouse domes.
o	Relocation of the mine fuel depot and additional capacity. (Required for base case and expansion)

Power Supply and Distribution

Power for the Project is taken at 120 kV from a transmission line owned by the provincial utility company, Hydro Québec. This transmission line runs on the west side of the Project site and the spur feeding the plant is approximately 600m long.

Power supply will be subject to additional request to the utility for the power. Stage 1 expansion falls within current contract limits whereas Stage 2 and 3 will require approval from the Ministère de l’Économie, de l’Innovation et de l’Énergie (MEIE) and studies by Hydro Québec. Coordination is currently underway to process the forecasted increase.

Water Management

The Project has no infrastructure in place to draw water from any external source for processing purposes and the expansion does not require the installation of water drawing infrastructure. Groundwater and run-off from the mine pit are recovered for use as fresh water in the process plant. All water used in the concentrator is recycled internally or is reclaimed from the tailings ponds, where levels must be managed seasonally.

To support the NAL expansion, a site-wide water balance was performed based on major infrastructure expansion footprint. The water balance shows an excess of water on the overall site for all stages of development. To manage future water balance, infrastructure such as basins and drainage ditches have been incorporated into the expansion project.

Environment and Social

The NAL project has existing environmental permits for mining operations including the disposal of waste rock, storage of tailings, drawing water for processing and the release of treated water to the environment. Elevra is currently operating in accordance with existing approvals by provincial and federal authorities. The processing plant has approval for throughput of 4,500 tpd. Elevra has received confirmation from both the provincial and federal governments that the project to expand the plant’s capacity (Stages 1 & 2) including the new crushing area in Stage 3, are not subject to environmental assessments.

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The expansion of the mining lease involving the removal of Lake Lortie will be subject to an environmental assessment process. This requires that an Environmental and Social Impact Assessment (ESIA) be submitted for review by the Bureau d’Audiences Publiques sur l’Environnement (BAPE). Provincial authorities have confirmed that only the removal of Lake Lortie and its associated infrastructure (TSF#3 & HS#4) will be subject to environmental assessment procedures. The extension of mineral resources under Lac Lortie will require the approval from the Ministère des Ressources Naturelles et des Forêts (MRNF) for the expansion of the existing mining lease, after the ESIA process. The MRNF will require an update to the Closure and Rehabilitation Plan and the update of the approval by the Ministère de l’Environnement, de la Lutte contre les Changements Climatiques, de la Faune et des Parcs (MELCCFP) of the environmental authorisation. The two authorisations must be obtained before the extension mining lease can be granted. Also, the process for authorising the extension of the mining lease includes consultation with the Communities of Interest (COI). This process includes public consultations, including First Nations, that will allow the communities to provide feedback regarding the expansion project. This step will be facilitated by the environmental assessment process conducted by the BAPE.

The Department of Fisheries and Oceans Canada (DFO) will require that effects of mining activities on the fish habitat in Lake Lortie be offset by an approved habitat compensation project. Consultation will be undertaken with First Nations in design of the compensation project.

The NAL site is located in a recreational zoning class of the Municipality of La Corne as defined under local by-laws.  This zoning allows mining activities; however, consultation will be undertaken to ensure community acceptance with the aim to minimise impact on local recreational and tourism activities. Any possible effect on the Harricana moraine will be documented.

The increase in ore processing capacity is below the threshold for triggering both provincial and federal impact assessments. Both the plant's processing capacity and the footprint of the new mining infrastructure are below the 50% increase threshold allowed under Canadian law. The environmental impact of additional mining activities (tailings management facilities, mine waste rock dump, etc.) will be evaluated during the next phase of studies.

A former tailings facility, under the responsibility of the Province of Quebec since 2010, is located within the mineral resource footprint. The management of tailings from previous mining operations are subject to specific conditions, depending on their geochemical characteristics. The MRNF has stated in 2010 that these tailings do not show acid rock drainage potential. However, the MELCCFP requirements for geochemical characterisation have increased since 2020 and a more comprehensive characterisation will be required.

Finally, the responsibility for historical infrastructure will be assessed and discussed with the MRNF as additional resources beyond current permits are accessed.

Project Schedule and Implementation

The project schedule will be based on the project development sequence identified by Elevra in the previous ASX press release “Accelerated NAL Expansion” published on January 12th, 2026. The following dates were identified for the delivery of the three Stages:

•
Stage 1: An initial 15-20% increase in annual spodumene concentrate production above current production levels commencing in mid-CY27 with an incremental reduction in unit operating costs. This increase is within the current limits of the milling permit, which is set at 4,500 tpd;

•
Stage 2: A subsequent expansion of downstream milling, flotation and filtration capacity to 6,500 tpd with an anticipated corresponding concentrate production rate of 338 ktpa post expansion. The incremental feed material will be processed using a temporary mobile crushing circuit operating in conjunction with the existing crushing circuit. The further expanded production is expected to commence early CY28, with an additional incremental reduction in unit operating costs; and

•
Stage 3: The replacement of the temporary mobile crushing circuit and the existing crushing circuit with a new crushing circuit capable of meeting feed requirements for a LOM average production of 338 ktpa post expansion. This final step is expected to be completed in early-CY29 and is expected to deliver crushing cost efficiencies required to meet the anticipated LOM cost reduction.

Engineering will continue following the updated scoping study. As outlined in the January 12th 2026 ASX press release, Elevra plans to move directly to detailed engineering to advance Stage 1 and Stage 2.

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A preliminary project schedule was developed and is shown in Figure 13. Further development and detailed execution planning will be undertaken in the next project phases.

Figure 13 – Indicative Timeline

Capital and Sustaining Expenditures

Basis of Estimate

This estimate was developed to meet the minimum requirements of a Class V estimate as defined in AACE International (Association for the Advancement of Cost Engineering) recommended practice no. 18R-97.

The CAPEX estimate has an intended accuracy of ± 40%. Some individual elements of the estimate may not achieve the target level of accuracy; however, the sum of all estimation elements falls within the parameters of the intended accuracy.

The work includes major demolition, and modifications work in the existing plant to allow the increase of capacity as well as addition of new equipment.

The scope included a three-staged approach to increase the capacity of the plant. The main scope can be summarised as following:
•	Optimisation to 4,500 tpd - ramp-up starting mid-2027.
•	Optimisation within existing process plant to 6,500 tpd (with existing crushing circuit, adding temporary mobile crushing) - ramp-up starting early 2028.
•	Final expansion scenario at 6,500 tpd includes new crushing circuit (and ancillary infrastructure) - ramp-up starting early 2029.
•
In addition to contingency, allocations have been made to allow potential additional comminution (rod mill unit) capacity in the plant. These costs may be released once final testing is completed and a decision made on the need for additional capacity.

Capital Costs

The total Direct and Indirect capital expenditures (CAPEX), including contingencies, required to bring the Project into production is estimated to be CAD$ 365.7M. Table 8 below presents a summary and breakdown of the capital costs including contingencies.

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Table 8 – Summary of Total Expansion CAPEX by Discipline
Area	Stage 1 ($M CAD)	Stage 2 ($M CAD)	Stage 3 ($M CAD)	Total ($M CAD)
Mechanical Direct	$16.5	$16.7	$29.6	$62.8
Mechanical	$16.5	$16.7	$29.6	$62.8
Other Disciplines Direct	$40.4	$29.1	$81.1	$150.6
HVAC	$0.8	$0.8	$3.0	$4.6
Platework	$0.6	$1.1	$9.8	$11.5
Civil	$1.7	$0.8	$4.4	$6.9
Piping	$4.1	$4.2	$1.5	$9.8
Concrete	$7.4	$6.7	$17.4	$31.5
Structural	$7.4	$6.7	$19.1	$33.2
Building	$2.7	$0.5	$10.1	$13.3
Electrical	$6.6	$6.7	$11.9	$25.1
Instrumentation & Controls	$1.7	$1.7	$3.0	$6.3
Demolitions	$7.3	$-	$-	$7.3
Mobile Equipment	$-	$-	$1.0	$1.0
Indirect Costs	$17.3	$16.7	$33.9	$67.9
EPCM Services	$9.1	$7.3	$17.7	$34.1
Construction - Indirect	$3.4	$2.7	$6.6	$12.8
Owner's Costs	$2.3	$1.8	$4.4	$8.5
Operational Readiness & Pre-Production Labour	$0.3	$3.0	$1.2	$4.6
Insurances	$0.9	$0.7	$1.7	$3.2
Spares Strategic	$0.6	$0.5	$1.1	$2.1
Spares Commissioning	$0.2	$0.2	$0.4	$0.9
Transport / Delivery to Site	$0.3	$0.3	$0.3	$1.0
First Fill	$0.2	$0.1	$0.3	$0.6
Total Before Contingency	$74.1	$62.5	$144.6	$281.3
Contingency P50 (30%)	$22.2	$18.8	$43.4	$84.4
Total CAPEX	$96.4	$81.3	$188.0	$365.7

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Sustaining Capital

The sustaining capital (SUSEX) for the base case and expansion project was estimated using current operational budgets and factors of direct plant cost. Tailings SUSEX costs were derived using previous estimates and quantities applied over preliminary facility designs. The expansion case includes additional sustaining costs for additional equipment which are offset by the shorter mine life of this scenario. The SUSEX summary is presented in Table 9.

The existing crushing circuit will be repurposed into an ore sorting facility following the Stage 2 expansion. This change in the design will increase the sustaining capital compared to the previous scoping study.

Environmental costs related to the Project include:

•	Compensation for loss of wetlands and water bodies.
•	Compensation for loss of fish habitats.
•	Compensation for loss of forest land.

The SUSEX summary is presented in Table 9.

Table 9  – Summary of Sustaining Capital
Area	Base ($M CAD)	Expansion ($M CAD)
Tailings	$351.2	$351.2
Stay in Business Capital (SIBC)	$105.4	$126.2
Mining	$23.3	$23.3
Compensation	$25.6	$25.6
Total SUSEX	$505.6	$526.4

Closure Cost

Closure and rehabilitation costs include a post-closure monitoring/inspection program, engineering, contracts, supervision, reporting, removal of Project infrastructure, (i.e., ponds, buildings, electrical poles, tanks, roads, etc.), and site restoration activities as per the Project site restoration plan submitted to governmental agencies.

The closure cost estimate was updated from 2024 closure cost as accepted by Ministry using the same cost per unit. The concept of closure remains unchanged from the previous closure plan. Additional areas were considered for the reclamation of TSF#3, HS#4. Reserves closure cost also includes an additional amount for demolition and restoration of crushing and mill expansion.

Reclamation and closure costs for the Expansion Project have been evaluated to be C$62.4M, increased from the C$60.4M base case.

Operating Expenditures

The operating cost estimate (OPEX) for the base and expansion cases are calculated from NAL operating budgets. The base case includes a nominal feed rate of 3,780 tpd while the expansion case accounts for the associated increase in feed to 4500 tpd followed by the further increase to 6,500 tpd.

The OPEX was developed in accordance with the requirement of a scoping level study with a nominal accuracy range of ± 20%. The level of estimation is supported by actual operational information including salaries, consumables, maintenance costs and established contracts and therefore are more precise given this is a brownfield project.

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The OPEX results represent annual steady state operations therefore no escalation or inflation is included within the estimate. A summary of the average LOM OPEX costs (all values in CAD$) and comparison between scenarios can be found in Table 10. OPEX costs are evaluated commencing as of Fiscal Year 2027.

Table 10 – Total OPEX Summary
Item	Units	Base	Stage 1	Stage 2	Stage 3
LOM	Yrs	35		21
Milling Rate	Mt/yr	1.3	1.6	2.4	2.4
Mining Cost (ore & waste)	C$/t mined	8.9		7.6
Processing Cost	C$/t milled	42.6	38.7	38.8	33.4
G&A	C$M/yr	23.6	24.6	28.3	29.9
Transport Cost	C$/t dry conc	142.1	133.8	118.6	118.6
Total OPEX	C$M	7,203	5,943
C1 Cost Concentrate	C$/t dry conc	1,076	868

The C1 Cost reductions are driven by the impact of increased tonnage of concentrate, processed and mined, compared to the base case. The reductions in cost are categorised in four broad categories:

•	Reduction in G&A per tonne processed resultant from relatively fixed costs between stages with minor adjustments required for additional head count, insurance and employee benefits.
o	13% reduction in Stage 1
o	30% reduction in Stage 2 (Includes contract crusher that will be terminated in Stage 3)
o	26% reduction in Stage 3 (Health and Safety, Human Resources and Environmental costs)
•
Reduction in transport costs per tonne of dry concentrate directly related to increased movement of material compared to elements that are fixed costs. Improvements in material handling on site with new concentrate loading facility reducing on site tramming of material and material loadout.

o	6% reduction in Stage 1
o	17% reduction in Stage 2 (Improvement in contract rates due to increase in volume)
o	17% reduction in Stage 3 (Same volume as Stage 2)
•
Reduction in processing cost driven mostly by relative low increase in head count required, addition of line power reticulation replacing diesel generators on site for pumping. Power costs and reagents have no impact between the stages as same unit rates are used. Fixed costs from the base case not impacted by the stages provide the remainder of improvements.

o	9% reduction in Stage 1
o	9% reduction in Stage 2 (No change in overall reduction due to contract crusher)
o	22% reduction in Stage 3 (Operation of new crusher)
•
Reduction in mining costs are estimated based on increased volume, use of larger shovels in waste and benefits from fixed management and administration costs relative to increased tonnage for both contractor and owner costs.  Unit rates are based on current operating costs and incorporate an increase in unit rate as mining goes deeper in a similar manner as used for the establishment of the reserves.  In the expansion scenario the LOM cost drops from $8.90 to $7.60 or 15% decrease.Current work is underway to incorporate unit fuel burn rates, unit rental rates and adjusted Elevra mining support costs to improve the quality of the mining costs.

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Labour

All mine, processing plant and administration site staff personnel work 10-hour shifts on a 4 on / 3 off basis. Contracted mine operations will work 12-hour shifts. For the processing plant, operations and maintenance crews will work two 12-hour shifts. There will be four shift crews rotating on a 7 on / 7 off schedule.

Staffing requirements are built as bottom-up and based off existing operations. The main increases in labour between the base and expansion case are summarised from operational site roles. The plant increase covers the most significant increase which is attributable to additional operators for grinding and flotation extensions as well as increased maintenance (mechanical / piping / electrical / instrumentation). Mine technical services are augmented to cover increased throughput, assay treatment and geology support. G&A costs are impacted by an increase in site support for Health and Safety, Environment and Increased Surface and Warehousing support.

Table 11 – Staff and Hourly Count (Elevra Employees)
Area	Base	Stage 1	Stage 2	Stage 3
G&A	59	60	65	70
Plant	126	132	150	172
Mine	40	40	51	51
Total	225	232	266	293

Power

Power is estimated from current power consumption with rates as per contracted supply with Hydro Quebec scaled for the additional throughput. Power is calculated to account for $2.0/t processed for the base case and all Stages. In further studies the benefits of a complete load study will allow for closer estimate of power savings given the expansion.

Reagents

Reagent costs are calculated from NAL’s current operating contracts with consumptions escalated for the additional throughput.

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Market and Lithium Price

Global lithium supply is set to expand strongly in 2026 despite low prices throughout most of 2025. Global demand for lithium products is projected to rise by 20% in 2026 with batteries remaining the principal driver, with electric vehicles accounting for approximately 75% of this demand. Energy storage system demand continues to accelerate at pace, forecast to expand to 328kt LCE, while industrial demand is estimated to be ~210kt LCE, with 50% of that in China.

As a result, prices are forecast to experience upward pressure over 2026 and 2027. Figure 14 shows the market balance forecast between 2027 and 2040.

Figure 14 – Lithium Market Balance Forecast 2026 – 2040

Historical and base case forecast lithium product sale prices from the BMI Q1 2026 report are shown in Figure 15.

Figure 15 – Lithium Product Historical and Forecast Pricing (Base Case)

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The updated scoping study utilises BMI Q1 2026 base case price scenario. In the short-term, prices for 6% spodumene concentrate (SC6) are forecast to fluctuate between US$2,181/t (2026) and US$1,260/t (2031), with an average price of US$1,664 per tonne through to 2032. The long-term price after 2035 is US$2,430/t.

Financial Analysis

The main highlights of the Project's financial analysis are presented in Table 112 and Table 123. Financial Analysis was performed commencing as of Fiscal Year 2027.

Table 12 – Main Financial Assumptions and Results Summary for the NAL Expansion Project
Parameters	Unit	Base	Expansion
Average Price 6% Li2O	USD$/t	$2,261	$2,154
Life of mine (from FY2027)	yrs	35	21
Total Waste	Mt	335	335
Total Ore	Mt	47	47
Strip Ratio	-	7.2	7.2
Average Annual ROM	Mt/y	1.3	2.4
Average Feed Grade	% Li2O	1.11%	1.11%
LOM 5.4% Li2O Produced	Mt	6.72	6.85
LOM Average Annual 5.4% Li2O	kt/y	192	326
Average Annual 5.4% Li2O production (post expansion)	kt/y	194	338

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Table 13 – Project Economics
Parameters	Unit	Base	Expansion
Exchange Rate	CAD/USD	1.35	1.35
Mining Cost (ore and waste)	C$/t mined	8.92	7.60
Process cost	C$/t milled	42.71	34.18
G&A	C$/t milled	17.44	13.20
Transport Cost	C$/t conc	142.14	119.57
Total OPEX	C$M	7,203	5,943
LOM C1 Cost Concentrate	C$/t conc	1,076	868
LOM AISC	C$/t conc	1,152	946
LOM C1 Cost of Concentrate (post expansion)	C$/t conc	1,071	847
LOM AISC (post expansion)	C$/t conc	1,146	922
Total SUSEX	C$M	506	526
Total initial CAPEX	C$M	-	366
Net Cash Flow (pre-tax)	C$M	10,689	11,095
NPV (8%) (pre-tax)	C$M	3,004	4,529
NPV Expansion Only (8%) (pre-tax)	C$M	-	1,525
IRR Expansion (pre-tax)%		-	50.1%
Payback (pre-tax)	Months	-	17
Net Cash Flow (post-tax)	C$M	7,295	7,471
NPV (8%) (post-tax)	C$M	2,143	3,112
NPV Expansion Only (8%) (post-tax)	C$M	-	969
IRR Expansion (post-tax)%		-	41.8%
Payback (post-tax)	Month	-	25
Notes:

•	All costs and sales are presented in constant 2026 CAD, with no inflation or escalation factors considered.
•	$M = millions of dollars.
•	The financial analysis was performed on existing Ore Reserves as outlined in this report.
•	The valuation calculations are unlevered.
•
The average metallurgical recovery over the LOM is 71.2% for the expansion and 69.2% for the base case due to improvement in the mill flowsheet specifically attributable to wet high-intensity magnetic separator (WHIMS) improvements.

•	Plant availability is calculated at 90%.
•	Tonnes of concentrate are presented as dry metric tonnes.
•	An exchange rate of 1.35 CAD/USD was fixed over the LOM for the Project.
•
The average 6% Li2O concentrate (SC6) price is based on a market analysis from Benchmark Mineral Intelligence for Q1 2026 as described in the market section and varies over the LOM from US$1,260/t to US$2,430/t.

•	Average LOM SC6 pricing may vary between the cases due to longer mine life at the long term US$2,430 price for the base case (2036 and beyond).
•	A discount rate of 8% was used for the base case and expansion scenarios.
•	Net Cash Flow and valuation calculations include investment tax credit on CAPEX.
•	The numbers have been rounded. Any discrepancy in the totals is due to rounding effects.

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There are other costs that have been considered in the Project’s financial analysis, as described in the following sub-sections.

Reconciliation with Previous Scoping Study

The motivation of the revised scoping is to reduce risk in the project execution by staging integration of new infrastructure, bring forward production increase and adjust the throughput versus the last study.  Indirectly the price of Spodumene is updated to ensure the pertinence of the study in the reality of the commodity price, the table below compares the previous study expansion scenario to the update in this study.

Table 14 – Expansion Scenarios - Previous Study and Latest Update.
Parameters	Unit	Previous Scoping	Latest Scoping	Variance %
Exchange Rate	CAD/USD	1.35	1.35	-
LOM	Years	24	21	-13%
Average Price 6% Li2O	USD$/t	1,392	2,154	54.7%
Mining Cost (ore and waste)	C$/t mined	7.60	7.60	-
Process Cost	C$/t milled	35.4	34.2	-3.3%
G&A	C$/t milled	13.4	13.2	-0.7%
Transport Cost	C$/t conc	123.8	119.6	-3.5%
Total OPEX	C$M	6,062	5,943	-2.0%
LOM C1 Cost Concentrate	C$/t conc	877	868	-1.0%
LOM AISC	C$/t conc	952	946	-0.6%
LOM C1 Cost of Concentrate (post expansion)	C$/t conc	851	847	-0.5%
LOM AISC (post expansion)	C$/t conc	922	922	-
Total SUSEX	C$M	517	526	1.7%
Total Initial CAPEX	C$M	366	366	-
Net Cash Flow (pre-tax)	C$M	4,626	11,095	139.4%
NPV (8%) (pre-tax)	C$M	1,798	4,529	151.9%
NPV Expansion Only (8%) (pre-tax)	C$M	628	1,525	142.8%
IRR Expansion (pre-tax)%		26.4%	50.1%	89.8%
Payback (pre-tax)	Months	36	17	-52.8%
Net Cash Flow (post-tax)	C$M	3,249	7,471	130.0%
NPV (8%) (post-tax)	C$M	1,284	3,112	142.4%
NPV Expansion Only (8%) (post-tax)	C$M	479	969	102.3%
IRR Expansion (post-tax)%		26.4%	41.8%	58.3%
Payback (post-tax)	Month	46	25	-45.7%

To better understand the impact of staging improvements, the staging, operating cost and throughput increase is separated from the changes in price.  The following table shows the contribution of each to the increase in NPV the expansion scenario.  As shown in Table 15 below, 51% of the increase in post-tax NPV is attributable to staging/throughput and other assumption changes while 49% is attributable to the increase in Li2O price from the previous study.

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Table 15 – Expansion NPV contribution - Staging/Throughput and Price Li2O.
Parameters	Unit	Staging / Throughput*	Price Li2O	Total NPV increase
NPV Expansion Only (8%) (pre-tax)	C$M	437	461	898
NPV Expansion Only (8%) (post-tax)	C$M	251	239	490
*Predominantly staging/throughput in addition to other assumption changes

Sensitivity Analysis

A sensitivity analysis was conducted on the factors presented below:

•	Spodumene Price
•	Exchange Rate
•	Blended Li2O Grade
•	OPEX
•	Project CAPEX
•	Sustaining CAPEX
•	Mill Recovery

Post-Tax NPV8% sensitivities range from -30% to +30% for all factors. The impact of the NPV (in CAD $M) outputs was tested at discount rate of 8%. The results of the sensitivity analysis are summarised in Figure 16 and 17.  Figure 16 demonstrates the NPV value of the asset with new expansion capacity whereas Figure 17 demonstrates the improvement in NPV the Expansion provides relative to remaining with the Base Case.

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Figure 16  – Sensitivity Analysis on NPV (8%)

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Figure 17  – Sensitivity Analysis on NPV Expansion Only (8%) (difference of Expansion and Base Cases)

Funding

If the Company proceeds with the expansion, Elevra will consider available funding options including cashflows from existing production, new loan facilities, equity investments, strategic partners, offtake funding or other sources.

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Risks and Opportunities

Project Risk Assessment

A risk assessment workshop was performed during the updated scoping study to identify the project risks, determine mitigations measures, and develop a risk register. The key residual risks after mitigation measures have been identified are listed below:

•	Significant increase in ROM pad traffic due to higher throughput requirements
•	Insufficient grinding capacity even with additional ball mill line
•	Degraded flotation performance due to increased throughput
•	Power requirements above current allocation with Hydro-Quebec requiring further permitting
•	Damage to existing plant equipment during construction
•	Damage to new equipment during construction
•	Environmental impact of temporary crushing circuit
•	Difficulties obtaining permit/approval to drain nearby lake (Lake Lortie)
•	Difficulties obtaining social license in the Project footprint
•	Capital escalation

These risks will be tracked through the next project phases. The risk register will be updated as the project progresses. As the mitigations identified will be applied in subsequent phases, the likelihood of such risks will diminish or be removed.

Project Opportunities

There are several opportunities, including the potential for cost reduction opportunities, process recovery enhancements and design improvements. Specific examples of opportunities being investigated in the next phase include ore sorting performance optimisation, ball mill sizing optimisation, modularisation of equipment packages and use of prefabricated concrete. Federal and Provincial government incentives are a potential to reduce the cost of the project either by direct support or tax incentives, this will be pursued further in the subsequent phase of the project.

Announcement authorised for release by Elevra’s Board of Directors.

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About Elevra Mining

Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR) with projects in Québec, Canada, United States and Western Australia.

Elevra’s assets comprise North American Lithium (100%), a 60% stake in the Moblan Lithium Project in Central Québec and the Carolina Lithium project (100%) in the United States4.

In Western Australia, the Company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium.

For more information, please visit us at www.elevra.com.

References to Previous ASX Releases

•	Elevra ASX announcement “Accelerated NAL Expansion” dated 12 January 2026
•	Sayona ASX announcement “NAL Expansion Scoping Study Confirms Lower Costs and Strong Returns” dated 15 September 2025
•	Sayona ASX announcement “NAL Resources and Reserves Increases” dated 27 August 2025
•	Sayona ASX announcement “Quarterly Activities Report - June 2025” dated 30 July 2025
•	Sayona ASX announcement “Quarterly Activities Report - March 2025” dated 28 April 2025
•	Sayona ASX announcement “Quarterly Activities Report - December 2024” dated 31 January 2025
•	Sayona ASX announcement “Quarterly Activities Report - September 2024” dated 24 October 2024
•	Sayona ASX announcement “Quarterly Activities/Appendix 5B Cash Flow Report” dated 25 July 2024
•	Sayona ASX announcement “Quarterly Activities/Appendix 5B Cash Flow Report” dated 26 April 2024

Competent Person’s Statement

The information on Mineral Resources and Ore Reserves are extracted from the announcement entitled “NAL Resources and Reserves Increases” published on the ASX on 27th August 2025 and is available to view on the Elevra’s website or on the ASX. The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and all material assumptions and technical parameters continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcements

The ASX release dated 27th August 2025 that relates to Mineral Resources for the NAL project – referred to in this announcement – is based on and fairly represents information compiled by Mrs Emilie Gosselin, a member of the Ordre des Ingénieurs du Québec (OIQ). Mrs Gosselin is a full‐time employee of BBA Inc. Mrs Gosselin has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which she is undertaking to qualify as a Competent Person as defined in the JORC Code (2012 Edition) of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.” The Company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcements

The information in this announcement and the ASX release dated 27th August 2025 relating to Ore Reserves for the North American Lithium project is based on, and fairly represents, information and supporting documentation prepared by Mr. Tony O’Connell an independent consultant employed by Optimal Mining Solutions Pty Ltd and is a member of the Australasian Institute of Mining and Metallurgy (AusIMM). Mr O’Connell has sufficient experience which is relevant to the type of deposits and mining method under consideration and to the activity which has been undertaken to qualify as a Competent Person as defined in the 2012 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. The Company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcements.

4 See ASX release dated 11 May 2026, “Elevra enters agreement to sell Ewoyaa Project Interest”.

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Forward Looking Statements

This press release contains certain forward-looking statements. Such statements include, but are not limited to, statements relating to "reserves" or "resources". Forward-looking statements are based on certain assumptions and involve known and unknown risks, uncertainties and other factors, many of which are beyond Elevra’s control. Actual events or results may differ materially from the events or results expressed or implied in any forward-looking statement. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such forward-looking statements.

For more information, please contact:
Andrew Barber
Investor Relations
Ph: +617 3369 7058

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